CERTIFICATE OF AMENDMENT OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ENPHASE ENERGY, INC.
ENPHASE ENERGY, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
FIRST: The name of the Corporation is ENPHASE ENERGY, INC. (the "Corporation").
SECOND: The Certificate of Incorporation of this Corporation was originally filed with the Secretary of State of Delaware on March 20, 2006 under the name “PVI Solutions, Inc.”
THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend its Amended and Restated Certificate of Incorporation as follows:
1. Article IV, Section A shall be amended and restated to read in its entirety as follows:
“(A) This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is Three Hundred and Ten Million (310,000,000) shares, each with a par value of $0.00001 per share. Three Hundred Million (300,000,000) shares of which shall be Common Stock and Ten Million (10,000,000) shares of which shall be Preferred Stock.”
FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted at the Annual Meeting of Stockholders held on May 19, 2021 in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, Enphase Energy, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 19th day of May, 2021.

ENPHASE ENERGY, INC.

By:	/s/ Badrinarayanan Kothandaraman
Badrinarayanan Kothandaraman President and Chief Executive Officer